CenterStaging Corp.
3407 Winona Avenue
Burbank, California 91504

May 23, 2007

VIA ELECTRONIC TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: CenterStaging Corp.
Pre-Effective Amendment No. 1 to
Registration Statements on Form SB-2
Registration No. 333-141519

Ladies and Gentlemen:

On behalf of CenterStaging Corp., a Delaware corporation, the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 5:00 p.m., Washington, D.C. time, on Friday, May 25, 2007, or as soon thereafter as is practicable.

CenterStaging Corp. hereby acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve CenterStaging Corp. from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

3. CenterStaging Corp. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned understands that this request for acceleration will be considered a confirmation of its awareness of the undersigned’s obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the public offering effected pursuant to the Registration Statement.

Very truly yours,

/s/ Roger Paglia
Roger Paglia
Chief Executive Officer CenterStaging Corp.

cc: Istvan Benko, Esq.